Exhibit 99.1

6201 South Freeway Fort Worth, Texas 76134-2099 http://www.alcon.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Alcon Announces Timothy Stonesifer as Chief Financial Officer

Fort Worth, Texas, April 2, 2019 — Alcon, the global leader in eye care and a division of Novartis, announced today that Timothy C. Stonesifer (“Tim”) will join the company as its new Senior Vice President and Chief Financial Officer (CFO), in conjunction with the company’s April 9 spinoff from Novartis. He will report directly to David Endicott, Alcon’s Chief Executive Officer, and become a member of the Executive Committee of Alcon.

David Murray, Alcon’s current CFO, has decided for family reasons to return to Europe and remain with Novartis, where he has served in various finance leadership roles since 2001. He will work closely with Tim through the spinoff to ensure an orderly transition.

“Tim joins us at an exciting time as we become an independent organization and the world’s leading eye care device company,” said David Endicott, Alcon’s Chief Executive Officer. “He is an outstanding addition to our leadership team, bringing extraordinary financial acumen and deep experience in capital markets transactions, having served as CFO for numerous companies. Tim is also respected in the financial community and known for his ability to develop top-performing finance organizations that deliver results.”

Tim is a seasoned executive who joins Alcon with over 29 years of global financial and operational experience. He was most recently with Hewlett Packard Enterprises (HPE), where he served as Executive Vice President and CFO. During his tenure, Tim executed two spin merge transactions valued at over $20B, completed 11 acquisitions to accelerate the company strategy and developed and implemented a financial architecture that delivered significant value to shareholders. Prior to his time at HPE, Tim spent 3 years in Shanghai, China, as the CFO of General Motors International Operations and also spent 18 years at General Electric in a variety of finance roles.

“I am excited to join the exceptional team at Alcon,” said Tim. “For more than 70 years, Alcon has been synonymous with eye care. We share a passion for serving customers and a vision for delivering innovative products that will continue to shape the industry while driving profitable growth.”

“On behalf of the management team and the entire company, I would like to thank David Murray for his significant contributions to Alcon over the past 4 years,” said David Endicott. “David has been transparent about wanting to minimize his commute between Geneva and Fort Worth and we certainly respect his decision. He has worked tirelessly to drive transformation across the company, developing a strong foundation for our financial and business processes and systems that will allow us to operate from a position of strength as a public standalone company. We wish David all the best in his future with Novartis.”

About Alcon

Alcon is the global leader in eye care. As a division of Novartis, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our products touch the lives of more than 260 million people each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors, and there are millions more who are waiting for solutions to meet their eye care needs. Our purpose is reimagining eye care, and we do this through innovative products, partnerships with eye care professionals and programs that enhance access to quality eye care. Learn more at www.alcon.com.

Alcon has filed a registration statement on Form 20-F with the SEC relating to the anticipated spin-off of the Alcon eye care business from Novartis AG.  For more information, please refer to the Alcon Inc. Form 20-F registration statement, which is available on the SEC’s website at www.sec.gov.

Alcon is on Facebook. Like us at www.facebook.com/AlconEyeCare.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 130 000 people of nearly 150 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

Alcon Media & Investor Relations

Wes Warnock	Karen King
Alcon Global Communications	Alcon Investor Relations
+1 817 615 2501	+1 817 551 8847
wes.warnock@alcon.com	karen.king@alcon.com